

Simply Tiny Development

May 5 ·

Hey guys! Thanks so much for those of you who have joined us so far. We're so excited for you to be along for this journey as well. If anyone is interested in supporting our mission, please like/share/or visit the link below to check out our capital raise that's going on right now!

https://wefunder.com/simply.tiny.development

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.